SUBSEQUENT EVENTS

      Subsequent events after the date of the
Statement of Assets and Liabilities have been evaluated through the date the financial statements were issued. Altegris Macro Strategy Fund is a series of Northern Lights Fund Trust
(the "Trust"). At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay
Drive, Suite 110, Hauppauge, NY 11788, on Tuesday,
September 10,2013, Trust shareholders of record as of the close of business on July 22, 2013 voted to approve the following proposal:

Proposal 1: To elect Mark H. Taylor, John V.
Palancia, Andrew Rogers, Mark D. Gersten, and
Mark Garbin to the Board of Trustees of the Trust.

      			Shares Voted	 Shares Voted Against
	      	  	   In Favor	     or Abstentions
Mark H. Taylor	 	608,885,975	       	8,197,175
John V. Palancia	609,370,118		7,713,033
Andrew Rogers		609,691,730		7,391,421
Mark D. Gersten		609,750,246		7,332,904
Mark Garbin	 	609,702,446		7,380,704